Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter


Nuveen Senior Income Fund
811-09571


Attached please find as an exhibit under Sub-Item 77Q1(a) of Form N-SAR a copy of the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Term Preferred Shares, considered an amendment to the Declaration of Trust, containing a description of the Funds preferred securities.